December 20, 2016

Eric McPhee, Senior Staff Accountant,

    Office of Real Estate and Commodities

Jeffrey Lewis, Staff Accountant

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	KBS Real Estate Investment Trust II, Inc.

Form 10-K for the fiscal year ended December 31, 2015

Filed March 16, 2016

File No. 000-53649

Dear Mr. McPhee and Mr. Lewis:

We are writing in response to the comment letter from Eric McPhee, Senior Staff Accountant, Office of Real Estate and Commodities, dated December 7, 2016, regarding KBS Real Estate Investment Trust II, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”).

For your convenience, we have reproduced below the comments and included the Company’s responses to those comments.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Results of Operations, page 51

1.

We refer to the table where you provide same store data. In future Exchange Act periodic reports, please revise your disclosure to address the relative impact of occupancy and rent rate changes within same store.

Response:  The Company undertakes to provide, in future Exchange Act periodic reports, disclosure similar to the following, as adjusted for applicable facts and circumstances, to address the relative impact of aggregate occupancy and average rental rate per square foot changes relating to properties held by the Company throughout both periods, if such changes are material:

Rental income related to real estate properties held throughout both periods [increased/decreased] primarily due to an aggregate [increase/decrease] in occupancy in such properties of     % and an aggregate [increase/decrease] in average rental rate per square foot in such properties of     %.

Notes to Consolidated Financial Statements

9. Fair Value Disclosures, page F-29

2.

It appears that you determined the fair value of your impaired real estate using internal valuation methods. Please tell us how you have complied with ASC 820-10-50-2(bbb), or tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in the fair value measurements.

Response: The Company acknowledges the requirement of ASC 820-10-50-2(bbb) for fair value measurements categorized within Level 3 of the fair value hierarchy to provide quantitative information about the significant unobservable inputs used in fair value measurements and undertakes to disclose such information in its future periodic reports. For instance, with respect to internal valuation methods used to determine the fair value of impaired real estate valued by performing a 10-year discounted cash flow analysis, the Company will disclose the terminal capitalization rate and discount rate used to estimate the fair value of the property.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

If you need any additional information, or if we can be of any further assistance, please call me at (949) 797-0327.

Sincerely,

/s/ Jeffrey K. Waldvogel
Jeffrey K. Waldvogel
Chief Financial Officer

cc:	Carrie J. Hartley, Esq.
DLA Piper LLP (US)